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                                                                         1-15015
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                                                          COMMISSION FILE NUMBER





                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-Q   [ ] Form N-SAR
                  For Period Ended: September 30, 2001
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:     N/A
                                                   --------------


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                  Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.


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                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                           N/A
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PART I-REGISTRANT INFORMATION

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         Full Name of Registrant:
                           StarMedia Network, Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (STREET AND NUMBER):
                           29 West 36th Street

         City, State and Zip Code
                           New York, New York 10018


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PART II-RULES 12B-25 (b) AND (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III-NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         On November 7, 2001, the registrant executed an agreement with Adnet, S.A. de C.V. ("Adnet"), Grupo MVS, Harry Moller Publicidad, S.A. de C.V., and Walther Moller (together, the "Parties") to terminate certain provisions of the Stock Purchase Agreement between the registrant and the Parties, dated as of January 21, 2000 and amended thereafter by the registrant and the Parties. In connection with terminating its relationships with the Parties, the registrant is conducting a review of the recoverability of certain prepaid services purchased from certain of the Parties, and the collectibility of certain accounts receivable generated by Adnet and StarMedia Mexico, S.A. de C.V. As a result, the Form 10-Q for the quarterly period ended September 30, 2001 for the registrant could not be filed within the prescribed period because the registrant was unable to complete the process of gathering and analyzing financial information necessary in order to finalize its financial statements and discussion of its financial condition, in each case, that will be included in the registrant's Form 10-Q. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

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PART IV-OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

Enrique Narciso           (305)              938-3000
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(Name)                (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [x] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant is not now in a position to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q.

         If the registrant determines that it is appropriate to charge to expense the prepaid services in question, such expense charge will reduce the registrant's prepaid services account and the registrant's assets in the amount of up to $4,034,000, and result in a charge to earnings in the same amount.

         If the registrant determines that it is appropriate to write off some or all of the accounts receivable in question, such write off will reduce the registrant's accounts receivable and the registrant's assets in an amount of up to $1,250,000, and will result in a charge to earnings of the same amount.


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                                              StarMedia Network, Inc.
                                    --------------------------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2001                       By: /s/ Enrique Narciso
     ------------------------------              -------------------------------
                                                  Name:  Enrique Narciso
                                                  Title: President and
                                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001)


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